AMERICAN HOMES 4 RENT
30601 Agoura Road, Suite 200
Agoura Hills, CA  91301

September 6, 2018
Via EDGAR
Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & Commodities
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:     American Homes 4 Rent and American Homes 4 Rent, L.P.
Form 10-K for the year ended December 31, 2017
Filed February 23, 2018
Files No. 1-36013 and 333-221878-02

Dear Ms. Monick:

American Homes 4 Rent and American Homes 4 Rent, L.P. (collectively, the “Company”) submits this letter to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated September 5, 2018, regarding the Company’s Form 10-K for the year ended December 31, 2017. The Staff’s comments are repeated below in bold italics preceding each response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

1. We note your discussion of changes in core revenues and core property operating expenses, which appear to be non-GAAP measures. Please expand your disclosure in future filings to include a discussion of changes in revenues, property operating expenses and property management expenses as presented in your consolidated statements of operations.

In response to the Staff’s comment, the Company will incorporate a discussion of changes in revenues, property operating expenses and property management expenses as presented in its GAAP financial statements in its future Exchange Act periodic reports.

Contractual Obligations, page 55

2. It does not appear that you have included interest payments in your contractual obligations table. Please confirm that you will disclose the amount of interest related to your debt in future filings. Please refer to footnote 46 in our Release 33-8350.

In response to the Staff’s comment, the Company will include the amount of interest payable on its debt instruments in any contractual obligations table required by Item 303(a)(5) of Regulation S-K in its future Exchange Act periodic reports.

If you have any questions, please contact me at (310) 494-2288.

Sincerely,

/s/ Christopher C. Lau

Christopher C. Lau
Chief Financial Officer